EXHIBIT B

FORM OF CONVERTIBLE PROMISSORY NOTE

THIS CONVERTIBLE PROMISSORY NOTE AND ANY SECURITIES INTO WHICH THIS CONVERTIBLE PROMISSORY NOTE IS CONVERTIBLE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN EXEMPTION THEREFROM UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS CONVERTIBLE PROMISSORY NOTE AND ANY SECURITIES INTO WHICH THIS CONVERTIBLE PROMISSORY NOTE IS CONVERTIBLE ARE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN THAT CERTAIN NOTE PURCHASE AGREEMENT, DATED DECEMBER 10, 2015, WHICH RESTRICTIONS ON TRANSFER ARE INCORPORATED HEREIN BY REFERENCE.

CONVERTIBLE PROMISSORY NOTE

$ [AMOUNT]   Date [EFFECTIVE DATE]
                                 [CITY, STATE]

   FOR VALUE RECEIVED, Exemplars Inc. , a Delaware corporation (the "**Company**"), promises to pay to the order of [INVESTOR NAME] , or its registered assigns ("**Holder**"), the principal sum of $[AMOUNT] with interest on the outstanding principal amount at the rate of five percent (5%) per annum (computed on the basis of actual calendar days elapsed and a year of 365 days) or, if less, at the highest rate of interest then permitted under applicable law, not compounded. Interest shall commence with the date hereof and shall continue on the outstanding principal of this Convertible Promissory Note (this "**Note**") until paid or converted in accordance with the provisions hereof.

   1. <u>Definitions</u>. Capitalized terms used herein but not otherwise defined shall have the meanings provided therefor in the Agreement (as defined below). For purposes of this Note, the following terms shall have the following meanings:

   "**Affiliate**" shall mean, with respect to any person or entity, any person or entity which directly or indirectly Controls, is Controlled by or is under common Control with such person or entity, as applicable.

   "**Business Day**" means any day which is not a Saturday or Sunday or a legal holiday on which banks are authorized or required to be closed.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Control**" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms "Controlling" and "Controlled" (and the lower-case versions of the same) shall have meanings correlative thereto.

"**Conversion Price**" shall mean in the case of a Qualified Financing, a price per share equal to the lesser of eighty percent (80%) of the price per share paid for the Financing Securities in the Qualified Financing or the price per share obtained by dividing $3,500,000 (the "**Target Valuation**") by the Fully-Diluted Capitalization of the Company immediately prior to the closing of the Qualified Financing.

"**Convertible Securities**" shall mean evidences of indebtedness, shares of stock or other securities or instruments which are convertible into or exchangeable for shares of common stock of the Company, either immediately or upon the arrival of a specified date or the occurrence of a specified event.

"**Designated Lead Investor**" means a purchaser of a Note designated by the Company, and which such Holder has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Section 3.

"**Financing Securities**" shall have the meaning set forth in Section 8(a).

"**Fully-Diluted Capitalization**" shall mean the number of shares of common stock of the Company outstanding plus the number of shares of common stock of the Company issued or issuable upon exercise or conversion of all outstanding exercisable or convertible securities (including vested and unvested options, warrants, convertible debt or other rights or obligations to acquire equity securities but excluding the Notes) or reserved for issuance pursuant to any stock option, stock bonus, stock purchase or other equity incentive plan or arrangement.

"**Major Investors**" shall mean Holders representing a majority of the aggregate principal amount of all outstanding Notes.

"**Major Accredited Investor**" means a holder of a Note if (i) the Principle Amount of such Note is equal to or greater than $25,000 and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

"**Person**" shall mean an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"**Qualified Financing**" shall have the meaning set forth in Section 8(a).

"**Target Valuation**" shall have the meaning set forth in the definition of "Conversion Price."

2.   Note Purchase Agreement. This Note is issued pursuant to the terms of that certain Note Purchase Agreement (the "**Agreement**") dated as of December 10, 2015, by and among the Company and the investors set forth on the Schedule of Investors attached thereto as Exhibit A.   This Note is one of a series of notes (the "**Notes**") having like tenor and effect (except for variations necessary to express the name of the holder, the principal amount of each of the Notes and the date on which each Note is issued) issued or to be issued by the Company in accordance with the terms of the Agreement. The Notes shall rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes shall be applied ratably and proportionately on the outstanding Notes on the basis of the principal amount of the outstanding indebtedness represented thereby.

3.   Irrevocable Proxy; SPV Reorganization

(a)   If the Holder **is not** a Major Accredited Investor, the Holder hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Holder pursuant to this Section 3(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of a Qualified Financing, in which case the terms of Section 3(b) will thereafter govern. The proxy and power, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 3(a) and Section 3(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b)   If the Holder **is not** a Major Accredited Investor, on and after the date of the Qualified Financing, the Holder hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder, (i) vote all shares of the Capital Stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Financing Securities vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Holder pursuant to this Section 3(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 3(b) and Section 3(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c)   If the Holder **is not** a Major Accredited Investor:

(i)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Holder's true and lawful proxy and attorney pursuant to Section 3(b) (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Holder pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Holder otherwise exist against the Proxy. The Holder shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Holder pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Holder the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Holder or otherwise. The Holder acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Holder and is final, binding and conclusive upon the Holder. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Holder. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Holder hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of Holders of these Notes.

4.   Maturity. Unless sooner paid or converted in accordance with the terms hereof, the entire unpaid principal amount and all unpaid accrued interest shall become fully due and payable upon demand by the Major Investors on or after the date that is eighteen (18) months from the date of the Closing (the "**Maturity Date**").

5.   Payments.

(a)   Form of Payment. All payments of interest and principal (other than payment by way of conversion) shall be in lawful money of the United States of America to Holder, at the address specified in the Agreement, or at such other address as may be specified from time to time by Holder in a written notice delivered to the Company in accordance with Section 6.6 of the Agreement.   All payments shall be applied first to accrued interest, and thereafter to principal.

(b)   Interest Payments.   Interest shall be payable on the last business day of each calendar year that this Note remains outstanding.

(c)   Prepayment.   The Company may, at any time and in its discretion, prepay in whole or in part any accrued and unpaid interest on this Note through the date of prepayment. The Company shall not have the right to prepay any and all principal owed under this Note in whole or in part at any time without the prior consent of the Holder. All prepayments shall be made on a pro rata basis among the holders of all Notes.

(d)   Repurchase. If the Holder is not a Major Accredited Investor, the Company may repurchase this instrument from the Holder prior to a change of Control or Qualified Financing for the greater of (i) the principal amount plus interest earned and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); *provided, however,* that, in the event a Qualified Financing occurs within three months after the Repurchase, and the Repurchase Value is less than the Conversion Price of the shares of the Qualified Financing, the Holder would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Preferred Stock, by the price per share of the Qualified Financing Preferred Stock, and is referred to as the "Aggregate Value"), the Company shall pay to the Holder an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Qualified Financing. Such independent appraiser shall be regularly engaged in the valuation of securities.

6.   Repayment or Conversion Upon Acquisition. In the event that the Company sells, conveys or otherwise disposes of all or substantially all of its assets or is acquired by way of a merger, consolidation, reorganization or other transaction or series of transactions pursuant to which stockholders of the Company prior to such acquisition own less than fifty percent (50%) of the voting interests in the surviving or resulting entity (an "**Acquisition**"), then all outstanding indebtedness under the Notes shall, at the option of the Major Investors, either (i) become immediately due and payable immediately prior to the closing of the Acquisition, or (ii) convert into shares of common stock of the Company, rounded down to the nearest whole share, at a price per share equal to the Target Valuation divided by the Fully-Diluted Capitalization immediately prior to the closing of the Acquisition.

7.   Repayment or Conversion Upon Maturity. In the event that any indebtedness under this Note remains outstanding on the Maturity Date, then, at the option of the Major Investors, at any time on or after the Maturity Date, all outstanding indebtedness under the Notes

shall either (i) become immediately due and payable in cash upon demand of the Major Investors, or (ii) convert on such date into shares of common stock of the Company at a price per share equal to the Target Valuation divided by the Fully-Diluted Capitalization immediately prior to the conversion. Absent an election by the Major Investors of either of the foregoing options, all indebtedness under this Note shall remain outstanding subject to the terms of this Note including the continued accrual of interest.

8.   Conversion upon a Qualified Financing.

(a)   Automatic Conversion upon a Qualified Financing. In the event that the Company sells preferred equity securities (the "**Financing Securities**") to one or more investors for aggregate proceeds to the Company excluding cancellation of indebtedness under the Notes or any other convertible debt) of at least $1,500,000 (a "**Qualified Financing**"), then all outstanding indebtedness under this Note shall automatically convert, at the initial closing of and on the same terms and conditions of the Qualified Financing, into shares of the Financing Securities at a conversion price equal to the Conversion Price.

(b)   Ancillary Agreements. In connection with a conversion pursuant to Section 7(a), Holder agrees to execute and deliver to the Company all applicable transaction documents that are to be executed by the investors in the Qualified Financing, including without limitation a stock purchase agreement, an investors' rights agreement, a right of first refusal and co-sale agreement and a voting agreement, thereby agreeing to be bound by all obligations and receive all rights thereunder. If the Company is unable to obtain Holder's signature on any such document within three (3) Business Days of delivery thereof to Holder, whether due to any cause, then by the acceptance of this Note Holder hereby irrevocably designates and appoints the Company and each of its duly authorized officers and agents as Holder's agent and attorney-in-fact, to act for and on its behalf and stead, to execute and deliver any such document with the same force and effect as if executed and delivered by Holder.

9.   Conversion Procedures.

(a)   Effectiveness of Conversion. Any conversion pursuant to Section 7(a) shall be deemed to have been effected as of the initial closing of the Qualified Financing. At such time as such conversion has been effected, the rights of Holder under this Note, to the extent of the conversion, shall cease, and Holder shall thereafter be deemed to have become the holder of record of the shares of capital stock issuable upon such conversion.

(b)   Issuance of Certificates. As soon as is reasonably practicable after a conversion has been effected, the Company shall deliver to Holder a certificate or certificates representing the number of shares of capital stock (excluding any fractional share) issuable by reason of such conversion in such denomination or denominations as Holder has specified.

(c)   No Fractional Shares. If any fractional share of capital stock would, except for the provisions hereof, be deliverable upon conversion of this Note, the Company, in lieu of delivering such fractional share, shall pay an amount equal to the value of such fractional share, as determined by the per share conversion price used to effect such conversion.

(d)   Issuance Costs. The issuance of certificates for shares of capital stock issuable upon conversion of this Note shall be made without charge to Holder for any issuance tax in respect thereof or other cost incurred by the Company in connection with such conversion and the related issuance of such shares of capital stock. Upon conversion of this Note, the Company shall take all such actions as are necessary in order to ensure that the capital stock issuable with respect to such conversion shall be duly and validly authorized and issued, fully paid and nonassessable.

10.   Seniority. This Note shall rank equally without preference or priority of any kind over the other Notes issued pursuant to the Agreement, and all payments on account of principal and interest with respect to any of the Notes shall be applied ratably and proportionately on the outstanding Notes (in the case of prepayment, only those Notes as to which prepayment is being made) on the basis of the principal amount of the outstanding indebtedness represented thereby. The indebtedness evidenced by this Note and the other Notes shall rank senior in right of repayment to all existing and future indebtedness of the Company for monies borrowed, other than indebtedness incurred by the Company as trade payables in the ordinary course of business, to issuing institutions of credit cards used by the Company in the ordinary course of business, to any bank for monies borrowed, or to any lease financing or equipment financing institution in connection with the financing of the Company's lease or purchase of equipment in the ordinary course of business.

11.   Lost, Stolen, Destroyed or Mutilated Notes. In case this Note shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Note of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of any mutilated Note, or in lieu of any Note lost, stolen or destroyed, upon receipt of evidence satisfactory to the Company of the loss, theft or destruction of such Note.

12.   Governing Law. This Note is to be construed in accordance with and governed by the laws of the State of Delaware, without regard to any conflicts of law provisions thereof. Any and all disputes, controversies, or claims arising out of or in connection with this Note, the Transaction Documents and of the documents referred to in this Note and the Transaction Documents, and in respect of the transactions contemplated hereby and thereby, including without limitation, claims based on contract, tort, or statute, shall be determined by binding arbitration before a mutually agreeable single retired California judge or justice as the arbitrator, before, and pursuant to the then applicable rules of, JAMS, Inc., with only the arbitrator to decide all issues regarding arbitrability and the existence, scope and enforceability of this mandatory, final and binding arbitration provision. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action in the manner provided in Section 6.6 as permitted by applicable Law, shall be valid and sufficient service thereof. EACH OF THE INVESTORS AND THE COMPANY HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS NOTE OR ANY OTHER TRANSACTION DOCUMENT. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE INVESTORS ENTERING INTO THIS NOTE.

13.　Amendment and Waiver.　Any provision of this Note and all other Notes issued pursuant to the Agreement may be amended or waived by a writing signed by the Company and the Major Investors (as defined in the Agreement) as provided in Section 6.8 of the Agreement.

14.　Notices.　Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Note shall be made in accordance with Section 6.6 of the Agreement.

15.　Severability.　If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

16.　Assignment.　The Company shall not have the right to assign its rights and obligations hereunder or any interest herein. Neither this Note nor any rights hereunder may be assigned, conveyed or transferred, in whole or in part, without the Company's prior written consent, which the Company may withhold in its sole discretion; provided, however, that this Note may be assigned, conveyed or transferred without the prior written consent of the Company to any Affiliate of Holder (including, if applicable, an affiliated venture capital fund) who executes and delivers to the Company an acknowledgement that such Affiliate agrees to be subject to, and bound by, all the terms and conditions of this Note and satisfies the Company that such transfer complies with state and federal securities laws. Subject to the foregoing, the rights and obligations of the Company and Holder under this Note shall be binding upon and benefit their respective permitted successors, assigns, heirs, administrators and transferees.

17.　Excessive Interest.　Notwithstanding any other provision herein to the contrary, this Note is hereby expressly limited so that the interest rate charged hereunder shall at no time exceed the maximum rate permitted by applicable law. If, for any circumstance whatsoever, the interest rate charged exceeds the maximum rate permitted by applicable law, the interest rate shall be reduced to the maximum rate permitted, and if Holder shall have received an amount that would cause the interest rate charged to be in excess of the maximum rate permitted, such amount that would be excessive interest shall be applied to the reduction of the principal amount owing hereunder (without charge for prepayment) and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal, such excess shall be refunded to the Company.

18.　Counterparts.　This Note may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., DocuSign) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by its officers, thereunto duly authorized as of the date first above written.

EXEMPLARS INC.

8

By: *Founder Signature*
Name: Timothy M. O'Connor
Title: CEO

Agreed and Accepted:

[INVESTOR NAME]
Holder

Investor Signature
Signature

[INVESTOR NAME]
Print name of signatory

_____
Print title of signatory

[Signature Page to Convertible Note]